     On April 24th, Verizon sent a letter to investors urging a “no” vote on ITEM 6, a shareholder proposal sponsored by Jack K. and Ilene Cohen that recommends giving shareholders a vote on “golden parachute” severance packages for senior executives that have a total cost exceeding 2.99 times base salary plus target bonus.

     The Association of BellTel Retirees, of which Mr. Cohen is chairman, has prepared this fact sheet because Verizon’s letter incorrectly characterizes this proposal in several key respects. We wish to set the record straight.

     First, Verizon claims that it is a “leader in adopting best practices” for executive compensation and corporate governance, and it lists 11 specific policies. What Verizon fails to acknowledge is that five of these reforms were first raised in a shareholder proposal from the Association of BellTel Retirees or one of its members. Verizon also fails to mention that it initially opposed each of these proposals and urged shareholders to vote “against” them. These policies were implemented, in whole or in part, only after a large number of Verizon shareholders voted in favor of these changes. The record thus shows that Verizon is a reluctant reformer at best.1

     Second, Verizon’s first bullet point argues that the payment after termination of “[o]utstanding equity under Verizon’s program is not a separation benefit.”  Specifically, Verizon notes that in cases of death, disability or retirement, equity payouts are not accelerated, but are awarded only if performance goals are met.

1 Among the practices that Verizon touts that were adopted after an initiative from the Association or its members are: proxy access to include certain shareholder-nominated director candidates on the company-prepared proxy materials (which received a majority vote); a say-on-pay vote (before such a vote was mandated by Congress); limits on supplemental pension plans for senior executives; a lead independent director (adopted after the Association proposed splitting the positions of Chairman and CEO); a shareholder vote on severance benefits exceeding 2.99 times “base pay plus bonus” (which ITEM 6 would amend). The Association’s efforts to promote these and other governance changes at Verizon are summarized in the “proxy proposal history” discussion at http://belltelretirees.org/proxy-proposals/.

     The argument is semantic at best, given that Verizon’s 2015 proxy describes the potential payouts upon termination as “estimated payments” – which most people would presumably view as “separation benefits,” notwithstanding Verizon’s argument otherwise.

     Moreover, Verizon’s cited examples carefully omit any mention of terminations following a change in control, where unearned equity awards vest immediately upon termination, regardless of whether the performance criteria have been met. This omission is misleading. Even if Verizon chooses to view change-in-control payouts as an “exception” to its general policy on equity grants, this is a huge and costly exception that waives the performance requirements that are used to justify grants of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs) that currently constitute a majority of senior executive compensation.2

     Third, Verizon’s second bullet point argues that ITEM 6 “conflicts with the terms of our shareholder approved Long-Term Incentive Plan,” implying that there is a conflict with Verizon’s “double trigger” policy, which accelerates the vesting of unearned equity (PSUs and RSUs) only if there is both a change in control and a termination of an affected executive. The argument is misleading for several reasons. Verizon’s equity plan is presented to shareholders on a take-it-or-leave-it basis, and the fact that one may vote for the entire package does not mean that shareholders approve of every single aspect of the plan. What one shareholder may view as a “conflict” with the plan, another shareholder may view as a needed improvement.

     More importantly, ITEM 6 is fully consistent with Verizon’s double-trigger policy in change-in-control situations, and Verizon never explains how ITEM 6 “could require setting aside” the double trigger requirement. To make matters worse, this canard is repeated in the third bullet point, which states that the “double-trigger change in control provision is in the best interest of shareholders,” clearly implying that ITEM 6 threatens to overturn double-trigger requirement. This is factually inaccurate and ignores the fact that ITEM 6 both assumes continuation of Verizon’s double-trigger policy and is a non-binding proposal.

2 The second “FAQ” on p. 4 of the proposal answers “No” to the question “Does Verizon waive performance conditions when an executive’s employment terminates?” The letter then acknowledges that there is an “exception in the event of a termination within the 12 months following a change in control.”

     Fourth, the final FAQ on p. 5 of the letter answers “No” to the question whether Verizon’s CEO “will receive $37 million in ‘golden parachute’ termination payments if his employment is terminated without cause or due to his death or disability.” The $37 million figure is an estimate in both last year’s proxy (at p. 54) and the current proxy (at p. 61) of the potential payout following (a) a change in control plus termination without cause, (b) termination without cause, or (c) termination due to death or disability.

     If the point is that $37 million is an estimate, not a precise figure, that is accurate enough, but not a reason to give a categorical “no” answer to the question posed. Moreover, Verizon never offers its own definition of the term “golden parachute,” other than to say that it excludes payments owing to termination without cause, death or disability. Even so, if one defines “golden parachute” as limited only to payments that follow a change in control, Verizon’s “no” answer is plainly misleading, particularly when page 61 of Verizon’s proxy estimates the value of such a payout as $37.3 million – the figure that Verizon disputes here.

     It is also relevant, in our view, that the CEO’s $37.3 million in estimated termination payments disclosed in the proxy (at p. 61) does not give a complete picture of the likely cost of accelerating the vesting and waiving the performance requirements on PSUs and RSUs upon termination after a change in control: On all but one day each year, Lowell McAdam is entitled to the waiver of performance conditions and immediate vesting on three performance cycles – yet Verizon includes the value of only two by using December 31 as the hypothetical termination date. This would be true on only one day in 365. Mr. McAdam’s actual parachute could be considerably greater than disclosed, in our view.

     In closing, we are puzzled about why Verizon has decided to mischaracterize our proposal. When we offered a prior version of the proposal several years ago, Verizon sought to omit the proposal from its proxy on the ground that some of our statements in support of the proposal (similar to those we make here) were materially false and misleading. The SEC staff carefully reviewed Verizon’s objections and rejected them all. Despite that loss, Verizon repeats the same mischaracterizations in its recent letter.

We urge you to vote YES on ITEM 6.